DLA Piper LLP (US)
One Atlantic Center
1201 West Peachtree Street, Suite 2800
Atlanta, Georgia 30309-3450
www.dlapiper.com

Gerry Williams
gerry.williams@dlapiper.com
T 404.736.7891
F 404.682.7800

December 29, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

CFRealEstateandConstruction@sec.gov

Attention:	Mark Rakip Shannon Menjivor

Re:	ShoulderUp Technology Acquisition Corp.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 3, 2022
File No. 001-41076

Ladies and Gentlemen:

On behalf of our client, ShoulderUp Technology Acquisition Corp. (“ShoulderUp” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated December 6, 2022 (the “Comment Letter”), regarding the above-referenced filing (the “Form 10K”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of the comment of the Staff in the Comment Letter is included in italics below and the Company’s response appears below such comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2021, filed March 3, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee n Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises that the sponsor, ShoulderUp Technology Sponsor LLC, a Delaware limited liability company, is not controlled by, and does not have substantial ties with, non-U.S. persons. I am confirming that 100% of the ownership interest of the sponsor is held by U.S. persons.

United States Securities and Exchange Commission December 29, 2022 Page 2

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Gerry Williams at (404) 736-7891 or via email at gerry.williams@us.dlapiper.com, or Penny J. Minna at (410) 580-4228 or via email at penny.minna@us.dlapiper.com.

Very truly yours,

DLA PIPER (US) LLP

/s/ Gerry L. Williams

Gerry L. Williams,

cc:	Phyllis W. Newhouse, CEO, ShoulderUp Technology Acquisition Corp.
Grace Vandecruz, CFO, ShoulderUp Technology Acquisition Corp.